

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

Via E-mail
Devon Jones
Chief Executive Officer
Intelligent Highway Solutions, Inc.
8 Light Sky Court
Sacramento, CA 95828

> **Re:** **Intelligent Highway Solutions, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 17, 2012**
> **File No. 333-181405**

Dear Mr. Jones:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 8 of our letter dated August 23, 2012. We note that you still refer to "irrigation central control systems" as part of Phase Three of your growth strategy on page 12. Please clarify whether you still plan to pursue this technology.

2. We note that you did not file any exhibits in connection with Amendment No. 2. We encourage you to file all exhibits with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Prospectus Coverpage

3. Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that the selling shareholders will receive in this offering assuming all of the shares are sold at the offering price.

Risk Factors, page 3

Our contracts for services were acquired from Michael Sullivan…, page 3

4. We note your response to comment 10 of our letter dated August 23, 2012. Please provide risk factor disclosure regarding your failure to obtain consent from Caltrans for assignment of the contracts from Caltrans.

Selling Security Holders, page 7

5. Please revise to discuss any material relationships between you and any selling security holder within the past three years pursuant to Item 507 of Regulation S-K. For example, we note that you borrowed $100,000 from Kenneth Polk in 2011.

Description of Business, page 11

6. Please clarify the consideration paid to Mr. Sullivan for assignment of the Caltrans agreements. We note you disclose on page F-13 that Mr. Sullivan received $2,000, 10,000 common shares and a management position. Please identify the management position Mr. Sullivan received in connection with the transaction and his compensation.

7. We reissue comment 4 of our letter dated August 23, 2012. Please file all exhibits with your next amendment. For example, we note that you have not filed copies all of the Caltrans agreements you acquired from Mr. Sullivan.

Expatriate Corporation Status…, page 11

8. It has come to our attention that your C-10 Electrical License from the State of California may be suspended. Please revise your disclosure to reflect the current status of your license. In addition, please disclose, if true, why your license is suspended and what affect, if any, this suspension has on your ability to service your contracts with Caltrans. Please consider adding additional risk factor disclosure regarding this suspension as well.

Development Agreement with American Water Solutions, Inc., page 13

9. We note that pursuant to the Development Agreement you were required to deliver $10,000 to AWS upon release of initial drawings and specifications. You disclose that on July 2, 2012, AWS delivered a first draft of the design and patent documents, but that you

have only paid $3,000 to AWS. Please disclose whether you are in breach of the Development Agreement or explain why you are not obligated to make the $10,000 payment under the agreement.

10. Please clarify whether you currently have the funds available to design or develop a prototype of your battery-less wireless loop detection system. If not, please state that you will need to raise additional financing to pursue this technology.

Liquidity and Capital Resources, page 18

11. We note that in your unaudited financial statements for the period ended June 30, 2012, you disclose you had a bank overdraft of $1,271. Please revise your liquidity discussion to address this bank overdraft and your current liquidity position. Please specify how long you estimate that you will be able to fund your current operations without additional financing, including your ongoing payroll obligations.

12. We note your response to comment 16 from our letter dated August 23, 2012, and your statement on page 18 which states, "The company has the rights to the funds based on its original purchase agreement with Michael Sullivan." However, we did not see any evidence that Mr. Sullivan has assigned his rights under the factoring agreement in the original purchase agreement. Please advise. If you do not have legal rights to the factoring funds, please revise any statement which implies that the factoring agreement is between you and CALTRANS and clearly state that you do not have legal rights to the factoring funds.

Outstanding Loans, page 19

13. We note your response to comment 33 of our letter dated July 20, 2012. Please provide a copy of amendments to your loan agreement with Kenneth Polk indicating that the loan was increased to $100,000 and that the maturity date was extended. In addition, please revise your disclosure to specify that this loan was secured by your agreements with Caltrans as described in Exhibit 4.1.

14. Please file copies of your notes with Byrd & Company and Douglas Hackett as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

15. Please add disclosure regarding the note you entered into with Messrs. James Byrd Jr. and Robin Byrd on April 3, 2012.

Transactions with Related Persons…, page 24

16. We reissue in part comment 14 of our letter dated July 20, 2012. In that comment, we asked you to clarify your statement that your purchase agreement with Mr. Sullivan "does not prevent" him from withdrawing at any time or selling the agreements with Caltrans to

another third party. Please provide us with your legal analysis of the rights that Mr. Sullivan has to withdraw from an agreement that has been consummated or resale contracts that you have purchased.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director